SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Alliance Fiber Optic Products, Inc.
(Name of Subject Company (Issuer))
Apricot Merger Company
(Name of Filing Persons (Offeror))

a wholly owned subsidiary of
Corning Incorporated
(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)
018680306
(CUSIP Number of Class of Securities)

Lewis A. Steverson
Senior Vice President and General Counsel
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831
Telephone:  (607) 974-9000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Clare O’Brien
David Connolly
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
Telephone:  (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$311,921,798.50	$31,410.52

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 15,803,585 shares of common stock of Alliance Fiber Optic Products, Inc. issued and outstanding as of April 20, 2016, multiplied by $18.50, the per share tender offer price, (b) 554,800 shares of common stock subject to outstanding stock options as of April 20, 2016, with an exercise price less than $18.50, multiplied by $11.12, which is the offer price of $18.50 per share minus the weighted average exercise price for such options of $7.38 per share, (c) 508,000 shares of restricted stock units as of April 20, 2016, multiplied by $18.50, the per share tender offer price and (d) 208,360 shares issuable pursuant to an employee stock purchase plan as of April 20, 2016, multiplied by $18.50, the per share tender offer price.  The calculation of the filing fee is based on information provided by Alliance Fiber Optic Products, Inc. as of April 20, 2016.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $31,410.52	Filing Party:	Apricot Merger Company and
Corning Incorporated
Form or Registration No.: Schedule TO-T	Date Filed:	April 21, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 filed with the Securities and Exchange Commission on May 2, 2016, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on April 21, 2016, by both Apricot Merger Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Corning Incorporated, a New York corporation (“Corning”), and Corning.  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the related rights to purchase shares of Series A Preferred Stock distributed to the holders of the common stock of Alliance Fiber Optic Products, Inc., a Delaware corporation (“AFOP”), pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”) (each, a “Share” and collectively, the “Shares”) of AFOP, at a price of $18.50 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 21, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in Section 11.  “Purpose of the Offer; Plans for AFOP; Other Matters” is hereby amended and supplemented by amending and restating in its entirety section (f) Recent Developments Relating to AFOP as follows:

On April 22, 2016, a complaint captioned Stephen Bushansky v. Alliance Fiber Optic Products, Inc., et al.Case No. 16-CV-294245 was filed in the Superior Court of California, County of Santa Clara naming as defendants AFOP, the AFOP Board, Corning and the Purchaser. This action purports to be a class action brought by a stockholder alleging, among other things, that the members of the AFOP Board breached their fiduciary duties by approving the Merger Agreement, and that AFOP, Corning and the Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, either to enjoin the proposed transactions or to rescind the transactions in the event the transactions are consummated.

On April 27, 2016, a complaint captioned Rudy Luck v. Alliance Fiber Optic Products, Inc., et al., Case No. 16-CV-294413 was filed in the Superior Court of California, County of Santa Clara naming as defendants AFOP, the AFOP Board, Corning and the Purchaser. Similar to the Bushansky action referenced above, this action purports to be a class action brought by a stockholder alleging, among other things, that the AFOP Board breached their fiduciary duties by approving the Merger Agreement, and that Corning and the Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, either to enjoin the proposed transaction or to rescind the transaction in the event it is consummated.

The outcome of the above litigation cannot be predicted with certainty; however, AFOP, Corning and the Purchaser believe that the lawsuits are without merit and intend to vigorously defend against them.  A preliminary injunction could delay or jeopardize the completion of the transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transactions.

The subsection entitled “Litigation” of Section 18.  “Miscellaneous” is hereby amended and restated in its entirety as follows:

Litigation: On April 22, 2016, a complaint captioned Stephen Bushansky v. Alliance Fiber Optic Products, Inc., et al.Case No. 16-CV-294245 was filed in the Superior Court of California, County of Santa Clara naming as defendants AFOP, the AFOP Board, Corning and the Purchaser. This action purports to be a class action brought by a stockholder alleging, among other things, that the members of the AFOP Board breached their fiduciary duties by approving the Merger Agreement, and that AFOP, Corning and the Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, either to enjoin the proposed transactions or to rescind the transactions in the event the transactions are consummated.

On April 27, 2016, a complaint captioned Rudy Luck v. Alliance Fiber Optic Products, Inc., et al., Case No. 16-CV-294413 was filed in the Superior Court of California, County of Santa Clara naming as defendants AFOP, the AFOP Board, Corning and the Purchaser. Similar to the Bushansky action referenced above, this action purports to be a class action brought by a stockholder alleging, among other things, that the AFOP Board breached their fiduciary duties by approving the Merger Agreement, and that Corning and the Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, either to enjoin the proposed transaction or to rescind the transaction in the event it is consummated.

The outcome of the above litigation cannot be predicted with certainty; however, AFOP, Corning and the Purchaser believe that the lawsuits are without merit and intend to vigorously defend against them.  A preliminary injunction could delay or jeopardize the completion of the transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transactions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2016

APRICOT MERGER COMPANY

By:	/s/ William L. Juan
Name:	William L. Juan
Title:	Secretary

CORNING INCORPORATED

By:	/s/ Linda E. Jolly
Name:	Linda E. Jolly
Title:	Vice President & Corporate Secretary